UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PGIM Private Credit Fund

(Name of Issuer)

Class I common shares of beneficial interest, par value $0.001
Class D common shares of beneficial interest, par value $0.001
Class S common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

71710E309 (Class I)
71710E200 (Class D)
71710E101 (Class S)

(CUSIP Number)

Andrew French

c/o PGIM Strategic Investments, Inc.

655 Broad Street

Newark, NJ 07102

(973) 367-2396

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON PGIM Strategic Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,285,939.664 Class I Shares; 381.679 Class D Shares; 381.679 Class S Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,285,939.664 Class I Shares; 381.679 Class D Shares; 381.679 Class S Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,939.664 Class I Shares; 381.679 Class D Shares; 381.679 Class S Shares (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Class I Shares, 100% of Class D Shares and 100% of Class S Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

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1	NAMES OF REPORTING PERSON Prudential Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,285,939.664 Class I Shares; 381.679 Class D Shares; 381.679 Class S Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,285,939.664 Class I Shares; 381.679 Class D Shares; 381.679 Class S Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,285,939.664 Class I Shares; 381.679 Class D Shares; 381.679 Class S Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% of Class I Shares, 100% of Class D Shares and 100% of Class S Shares
14	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class I common shares of beneficial interest, par value $0.001 per share (the “Class I Common Shares”), the Class D common shares of beneficial interest, par value $0.001 per share (the “Class D Common Shares”) and the Class S common shares of beneficial interest, par value $0.001 per share (the “Class S Common Shares” and together with the Class I Common Shares and the Class D Common Shares the “Common Shares”) of PGIM Private Credit Fund, a Delaware statutory trust (the “Issuer”). The Issuer’s principal executive offices are at 655 Broad Street, Newark, New Jersey 07102.

Item 2.	Identify and Background.

This Schedule 13D is being filed jointly on behalf of PGIM Strategic Investments, Inc. and Prudential Financial, Inc. (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1.

The address of the principal business office of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, New Jersey 07102. The address of the principal business of Prudential Financial, Inc. is 751 Broad Street, Newark, New Jersey 07102.

Each of the Reporting Persons is organized under the laws of the State of New Jersey. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons is set forth on Annex A hereto.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Between November 3, 2022 and April 3, 2023, the Issuer issued an aggregate of 4,285,939.664 Class I Common Shares to PGIM Strategic Investments, Inc. for an aggregate purchase price of $109,102,499.80. 468,100 Class I Common Shares were purchased at $25.00 per Class I Common Share, 95,124.85 Class I Common Shares were purchased at $25.23 per Class I Common Share, 276,898.73 Class I Common Shares were purchased at $25.28 per Class I Common Share, 1,766,784.45 Class I Common Shares were purchased at $25.47 per Class I Common Share and 1,679,031.63 Class I Common Shares were purchased for $25.61 per Class I Common Share. The Class I Common Shares were paid for from PGIM Strategic Investments, Inc.’s invested capital.

On July 3, 2023, PGIM Strategic Investments, Inc.’s subscription to purchase Class D Common Shares and Class S Common Shares was accepted by the Issuer (the “July Subscription”). On July 14, 2023, the number of shares being purchased by PGIM Strategic Investments, Inc. in the July Subscription was fixed when the purchase price per share was determined by the Issuer. Specifically, the Issuer issued 381.679 Class D Common Shares and 381.679 Class S Common Shares to PGIM Strategic Investments, Inc. for an aggregate purchase price of $10,000.00 and $10,000.00 respectively, or $26.20 and $26.20 per Common Share respectively, which was paid for from PGIM Strategic Investments, Inc.’s invested capital.

Item 4.	Purpose of Transaction.

The Reporting Persons hold the Common Shares for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Prior to July 2023, the Reporting Persons acquired the Common Shares pursuant to a series of purchases made in reliance on Section 4(a)(2) of the Securities Act of 1933 prior to the time the Issuer became a public reporting company. The Class D and Class S Common Shares issued in the July Subscription are the first acquisition of the Issuer’s Common Shares by the Reporting Person since the issuer became a public company. This Schedule 13D is occasioned solely by PGIM Strategic Investments, Inc.’s beneficial ownership of more than 5% of the presently outstanding Common Shares of the Issuer as a result of the investments described in the preceding sentences. PGIM Strategic Investments, Inc.’s ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Common Shares of the Issuer beneficially owned by PGIM Strategic Investments, Inc. were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

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When permitted by applicable law, the Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

PGIM Investments LLC (the “Manager”) serves as investment manager to the Issuer and is responsible for, among other things, overseeing the management of the Issuer’s operations, subject to oversight by the Issuer’s Board of Trustees. The Manager has engaged PGIM, Inc. (the “Subadviser”) as subadvisor to provide day-to-day management of the Issuer’s portfolio. The Manager and the Subadviser are affiliates of the Reporting Persons. All of the Issuer’s officers and directors, other than the Issuer’s independent trustees, are employees of Prudential Financial, Inc. or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) PGIM Strategic Investments, Inc. directly holds an aggregate of 4,285,939.664 Class I Common Shares, 381.679 Class D Common Shares and 381.679 Class S Common Shares representing 100% of the outstanding Class I, Class D and Class S Common Shares. PGIM Strategic Investments, Inc. is an indirect wholly owned subsidiary of Prudential Financial, Inc. and as such, Prudential Financial, Inc. may be deemed the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that Prudential Financial, Inc. is the beneficial owner of any securities covered by this Schedule 13D.

(c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Annex A, has effected any transactions in the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2	Power of Attorney

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2023

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

The following sets forth certain information regarding the directors and executive officers of PGIM Strategic Investments, Inc. Unless otherwise noted, the business address of each director and executive officer of PGIM Strategic Investments, Inc. is 655 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
David A. Hunt	USA	Senior Vice President, PGIM President & CEO; Director & President PGIM Strategic Investments, Inc.
Brian M. Mattia	USA	Vice President, Planning & Analysis; Director & Treasurer PGIM Strategic Investments, Inc.
Jurgen Muhlhauser	USA	Vice President, Finance; Director, PGIM Strategic Investments, Inc.
Lesley Laurita	USA	Vice President, Controller; Controller, PGIM Strategic Investments, Inc.
Maureen Baker Fialcowitz	USA	Vice President, Corporate Counsel; Secretary, PGIM Strategic Investments, Inc.

The following sets forth certain information regarding the directors and executive officers of Prudential Financial, Inc. Unless otherwise noted, the business address of each director and executive officer of Prudential Financial, Inc. is 751 Broad Street, Newark, NJ 07102.

Directors:

Name	Citizenship	Present Principal Occupation or Employment
Gilbert F. Casellas	USA	Former Chairman of OMNITRU.
Martina T. Hund-Mejean	USA	Former Chief Financial Officer, MasterCard Worldwide.
Karl J. Krapek	USA	Former President and COO of United Technologies Corporation
Douglas A. Scovanner	USA	Founder and Managing Member, Comprehensive Financial Strategies, LLC.
Robert M. Falzon	USA	Vice Chairman of Prudential Financial, Inc.
Wendy E. Jones	USA	Former Senior Vice President, Global Operations, eBay, Inc.
Peter R. Lighte	USA	Former Vice Chairman of J.P. Morgan Corporate Bank and Founding Chairman of J.P. Morgan Chase Bank, China.
Sandra Pianalto	USA	Former President and CEO, Federal Reserve Bank of Cleveland.
Christine A. Poon	USA	Former Dean and John W. Berry, Sr. Chair in Business at The Fisher College of Business at The Ohio State University.
Michael A. Todman	USA	Former Vice Chairman, Whirlpool Corporation.
Charles F. Lowrey	USA	Chairman and Chief Executive Officer, Prudential Financial, Inc.

Officers:

Name	Citizenship	Present Principal Occupation or Employment
Robert M. Falzon	USA	Vice Chairman
Charles F. Lowrey	USA	Chairman and Chief Executive Officer
Kenneth Y. Tanji	USA	Executive VP and Chief Financial Officer
Lucien A. Alziari	USA	Executive VP and Chief Human Resources Officer
Stacey Goodman	USA	Executive VP and Chief Information Officer
Timothy L. Schmidt	USA	SVP and Chief Investment Officer
Ann M. Kappler	USA	Executive VP and General Counsel
Caroline Feeney	USA	Executive VP and Head of U.S. Businesses
Andrew F. Sullivan	USA	Executive VP, Head of International Business and Global Investment Management
Candace J. Woods	USA	Senior VP and Chief Actuary

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Shares.

Exhibit 1

Joint Filing Agreement

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Date: July 19, 2023

PGIM STRATEGIC INVESTMENTS, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Attorney-in-Fact

PRUDENTIAL FINANCIAL, INC.

By:	/s/ Andrew French
Name:	Andrew French
Title:	Second Vice President

Exhibit 2

Power of Attorney

PGIM Private Credit Fund

The undersigned officer of PGIM Strategic Investments, Inc. hereby constitutes, appoints and authorizes each of, Claudia DiGiacomo, Debra Rubano, Melissa Gonzalez and Andrew French as true and lawful agents and attorneys-in-fact, to sign, execute and deliver Forms 3, 4 and 5, Schedules 13D and 13G and/or such other forms, as appropriate, to file the same, with all exhibits and amendments thereto, with the U.S. Securities and Exchange Commission (the “SEC”) and the securities regulators of appropriate states and territories, and generally to do all such things in his name and behalf in connection therewith as said attorney-in-fact deems necessary or appropriate to comply with the provisions of the Securities Act of 1933, sections 13 and 16 of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, all related requirements of the SEC and all requirements of appropriate states and territories in connection with PGIM Strategic Investments, Inc.’s ownership of or transactions in securities of PGIM Private Credit Fund (the “Company”). The undersigned does hereby give to said agents and attorneys-in-fact full power and authority to act in these premises, including, but not limited to, the power to appoint a substitute or substitutes to act hereunder with the same power and authority as said agents and attorneys-in-fact would have if personally acting. The undersigned does hereby approve, ratify and confirm all that said agents and attorneys-in- fact, or any substitute or substitutes, may do by virtue hereof. The Power of Attorney shall remain in full force and effect until PGIM Strategic Investments, Inc. is no longer required to file forms to comply with the provisions of the Securities Act of 1933, sections 13 and section 16 of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, all related requirements of the SEC and all requirements of appropriate states and territories in connection with PGIM Strategic Investments, Inc.’s ownership of or transactions in securities of the Company, unless earlier revoked in writing.

/s/ Armando M. Gamboa, Assistant Secretary

Dated: June 13, 2023